August 5, 2005

Ms. Patricia M. Hollister
Chief Financial Officer
FSI International, Inc.
3455 Lyman Blvd.
Chaska, Minnesota  55318-3052


	Re:	FSI International, Inc.
      File No.: 0-17276


Dear Ms. Hollister:

	In a letter dated July 18, 2005, you request that we waive the requirement in Rule 3-09 of Regulation S-X to file the audited fiscal
2004 financial statements of mFSI LTD, a Japanese Company that FSI International accounts for using the equity method, in FSI International`s Form 10-K for the year ended August 28, 2004. You are making this request in response to a comment letter from the Staff on FSI International`s Form 10-K for the year ended August 28,
2004. In making your request, you cite the cost to provide audited financial statements of mFSI LTD; what you believe to be breakeven performance of FSI International for the year ended August 28, 2004;
and the summarized information about mFSI LTD included in Note 9 of
FSI International`s audited financial statements for the year ended
August 28, 2004. On August 4, 2005, you confirmed that FSI International`s equity in the income/loss of mFSI LTD is determined on the basis of mFSI LTD`s U.S.GAAP results.

	We do not believe the reasons you cite provide a sufficient basis to waive the requirements of Rule 3-09 of Regulation S-X.
All
companies incur costs to comply with the requirements of the Securities Exchange Act of 1934. In your facts and circumstances, we do not believe the amount of those costs provides a basis to waive the requirements of Rule 3-09 of Regulation S-X. Because FSI International continues to own mFSI LTD it appears reasonably possible that mFSI LTD will meet the significance tests in Rule 3-09 of Regulation S-X in future reporting periods. For example, we note that FSI International`s pretax loss for the nine months ended May 28, 2005 continues to indicate that FSI International`s investment in mFSI LTD is significant under Rule 3-09. Rule 3-09 contemplates situations in which an equity investee may be significant in one period, but not another, by requiring FSI International`s management to file the separate financial statements of mFSI LTD as of the same dates and for the same periods as the audited consolidated financial statements required by Rules 3-01 and 3-02 of Regulation S-X, but only requiring those financial statements to be audited in the fiscal years in which the significance tests in Rule 3-09 are met. We do not believe that the facts and circumstances outlined in your letter provide a sufficient basis for departing from these requirements.

	Present in FSI International`s Form 10-K for the year ended August 28, 2004 the mFSI LTD financial statements required by Rule 3-
09 of Regulation S-X. Those financial statements may be prepared using U.S. GAAP or a comprehensive body of accounting principles other than U.S. GAAP. If you choose to present mFSI LTD financial statements prepared using a comprehensive basis of accounting principles other than U.S. GAAP, the mFSI LTD financial statements for any period for which the Rule 3-09 significance exceeds 30% must include an audited reconciliation to U.S. GAAP in accordance with
Item 17(c) of Form 20-F.

	If you have any questions regarding this letter, please call me at 202.551.3516.

						Sincerely,



						Todd E. Hardiman
						Associate Chief Accountant
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Ms. Patricia M. Hollister
Chief Financial Officer
FSI International, Inc
August 5, 2005
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